As filed with the Securities and Exchange Commission on June 11, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(4) of the Securities Exchange Act of 1934

DWS Global Commodities Stock Fund, Inc.
(Name of Subject Company (Issuer))

DWS Global Commodities Stock Fund, Inc.
(Name of Filing Person (Offeror))

81114Y108
(CUSIP Number of Class of Securities)

John Millette
Secretary
DWS Global Commodities Stock Fund, Inc.
345 Park Avenue
New York, New York 10154
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Burton M. Leibert, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$22,245,472.26(a)	$683(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,113,387 shares in the offer, based upon a price per share of $19.98, which represents 98% of the net asset value per share at June 7, 2007.

(b)	Calculated as $30.70 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐  third-party tender offer subject to Rule 14d-1.
     ☑  issuer tender offer subject to Rule 13e-4.
     ☐  going-private transaction subject to Rule 13e-3.
     ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by DWS Global Commodities Stock Fund, Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 1,113,387 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 11, 2007 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and are filed as exhibits to this Schedule TO.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated June 11, 2007.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, and Trust Companies and Other Nominees.
(a)(6)	Text of letter to shareholders of the Fund dated June 11, 2007.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Press Release, dated June 11, 2007.
(b)-(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DWS GLOBAL COMMODITIES STOCK
FUND, INC.

By:	/s/ John Millette
Name: John Millette
Title:  Secretary

Dated: June 11, 2007